UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

or

[  ]    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A.	Ingredion Incorporated Retirement Savings Plan for Hourly Employees

(Full title of the plan)

B.	Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, Illinois 60154

(Name of issuer of the securities held pursuant to the plan and the address of its   principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1.	Consent of Independent Registered Public Accounting Firm.
2.	Report of Independent Registered Public Accounting Firm.
3.	Statement of Net Assets Available for Plan Benefits as of December 31, 2016 and 2015.
4.	Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2016.
5.	Notes to Plan Financial Statements.
6.	Supplemental Schedule.

INGREDION INCORPORATED

RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

Westchester, Illinois

FINANCIAL STATEMENTS

December 31, 2016 and 2015

INGREDION INCORPORATED

RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Westchester, Illinois

FINANCIAL STATEMENTS

December 31, 2016 and 2015

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee

Ingredion Incorporated

Retirement Savings Plan for Hourly Employees

Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees’ financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Oak Brook, Illinois

June 29, 2017

P. 1

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets

Investment in Master Trust – at fair value (Notes 2 and 3)	$84,917,411	$60,294,175
Notes receivable from participants	5,170,770	4,490,366

Net assets available for benefits	$90,088,181	$64,784,541

See accompanying notes to financial statements.

P. 2

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2016

Additions to net assets attributed to:

Net investment income from Master Trust (Notes 2 and 3)	$7,777,081
Interest income on notes receivable from participants	198,977

Contributions:
Participants	4,028,075
Employer	3,964,160
Rollover	221,991
Total contributions	8,214,226

Total additions	16,190,284

Deductions from net assets attributed to:
Distributions to participants	5,819,724
Administrative expenses	22,036

Total deductions	5,841,760

Net increase before transfers	10,348,524

Transfers due to Plan merger (Note 1)	15,332,242

Transfers from the Plan (Note 7)	(377,126)

Net increase	25,303,640

Net assets available for benefits, beginning of year	64,784,541

Net assets available for benefits, end of year	$90,088,181

See accompanying notes to financial statements.

P. 3

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

December 31, 2016 and 2015

Notes to Financial Statements

1.   Description of Plan

General

The following brief description of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees (the “Plan”) is provided for general informational purposes only.  Participants should refer to the plan document or the summary plan description for more complete information. The Plan is a defined contribution plan for the hourly employees of Ingredion Incorporated (the “Company”) in the United States. The Plan allows employees to set aside part of their compensation for retirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 11, 2015, the Company completed its acquisition of Penford Corporation (“Penford”). As a result of the acquisition, Penford’s defined contribution plan, “Penford Corporation Savings and Stock Ownership Plan”, was merged with the Company’s two defined contribution plans effective January 15, 2016. Approximately $15 million was merged into the Ingredion Incorporated Retirement Savings Plan for Hourly Employees. The transfers were based on employee union status.

Fidelity Management Trust Company (the “Trustee”) holds the Plan’s investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions and Vesting

Hourly employees become eligible to contribute to the Plan immediately upon employment. Participants may contribute between 1% and 75% of their gross annual compensation on a before-tax basis (100% for North Kansas City participants), subject to the limits imposed by the Internal Revenue Code ($18,000 for 2016). For Penford participants who merged into the Plan, if the participated started employment on or after January 1, 2016 and had not affirmatively elected to participate (or not to participate) in the Plan within 30 days after becoming an eligible employee (the “30-day election period”), then the participant will automatically be deemed to have elected to participate in the Plan and make tax-deferred contributions of 3% of their gross annual compensation. Certain employee groups are also allowed to contribute a percentage of their compensation on an after-tax basis.  These contributions are also subject to the Internal Revenue Code limits. The Plan also allows for certain participants age 50 and older to contribute additional tax-deferred contributions.  These catch-up contributions were subject to IRS limits of $6,000 in 2016. The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. Participants have a fully vested interest in all contributions made by them and in the Plan’s earnings/losses on those contributions at all times.

The Company makes a matching contribution to the Plan, which is based on a percentage of the deferred contributions made by or on behalf of the participant that together do not exceed a certain percentage of the participant’s compensation for each payroll period during a plan year. These match formulas vary based on location. The Company will also make an additional non-elective contribution each payroll period based on a percentage of the participant’s compensation.  The formula for the non-elective contribution varies by location. Vesting in the Company matching contribution and vesting in the non-elective contribution account varies by location.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan include collective trust funds, a Company stock fund, and various mutual funds.

(Continued)

P. 4

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

December 31, 2016 and 2015

Notes to Financial Statements, continued

1.  Description of Plan, continued

Participant Accounts

Individual account balances are maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. As of December 31, 2016 and 2015, forfeitures were negligible. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant’s vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $500. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published by Reuters plus one percent as of the last business day of the month prior to the date the loan is requested. Loans are repaid through payroll deductions and repayments are reinvested into the participant’s account according to the current investment election. Current outstanding loans will mature through 2031.

Payment of Benefits

A participant becomes fully vested in all employer contributions upon death, disability or attaining the age of 65. Upon retirement, death or termination, the participant’s benefit will generally be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½ years old.

Administrative Expenses

Loan origination fees associated with notes receivable are paid by participants and the Plan’s recordkeeping fees are paid by the Plan and are reflected as administrative expenses of the Plan. Certain trustee fees and other administrative expenses are paid by the Company.

Master Trust

Assets of the Plan are co-invested with the assets of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees sponsored by the Company in a commingled investment known as the Ingredion Incorporated Master Trust (the “Master Trust”) for which Fidelity Management Trust Company serves as the trustee. In 2016, management determined that the assets of the Plan were commingled in a Master Trust and as such the accompanying financial statements and related footnotes have been updated to reflect the Plan’s interest and participation in the Master Trust.

Reclassification

Certain prior-year amounts have been reclassified to conform with the current year’s presentation.

(Continued)

P. 5

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

December 31, 2016 and 2015

Notes to Financial Statements, continued

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

New Accounting Standards

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). ASU 2017-06 relates primarily to the reporting by an employee benefit plan (a plan) for its interest in a master trust. A master trust is a trust for which a regulated financial institution (bank, trust company, or similar financial institution that is regulated, supervised, and subject to periodic examination by a state or federal agency) serves as a trustee or custodian and in which assets of more than one plan sponsored by a single employer or by a group of employers under common control are held. Under Topic 960, investments in master trusts are presented in a single line item in the statement of net assets available for benefits. Similar guidance is not provided in Topic 962 or 965, which has resulted in diversity in practice. For each master trust in which a plan holds an interest, the amendments in ASU 2017-06 require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendments in ASU 2017-06 are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted.  An entity should apply the amendments in ASU 2017-06 retrospectively to each period for which financial statements are presented. Plan management does not expect this standard to have a material impact on the Plan’s Financial Statements and has elected not to early adopt this standard.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Valuation of the Plan and Master Trust Investments

Investments of the Plan and the Master Trust are reported at fair value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. Each participating plan holds units of participation in the Master Trust. Net assets, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

(Continued)

P. 6

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

December 31, 2016 and 2015

Notes to Financial Statements, continued

2.   Summary of Significant Accounting Policies, continued

Valuation of the Plan and Master Trust Investments, continued

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan and the Master Trust has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s and the Master Trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan and the Master Trust to estimate the fair values of investments apply to investments held directly by the Plan and the Master Trust.

Mutual funds and common stock:  The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Investment measured at net asset value:  The fair value of participation units held in the collective trust funds are based on the net asset value as reported by the Trustee. Trust units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by retirement plans invested in the trust.

Under the terms of the Declaration of Trust, retirement plans invested in the stable value collective trust funds are required to provide either 12 or 30 months’ advance noticed to the Trustee prior to redemption of trust units; the notice period may be shortened or waived by the Trustee in its sole discretion.

Money market mutual funds:  The fair value of the money market mutual funds balance has been determined based upon quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

(Continued)

P. 7

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

December 31, 2016 and 2015

Notes to Financial Statements, continued

2.   Summary of Significant Accounting Policies, continued

amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Through the Master Trust, the Plan allows participants to direct the investment of their account balance in a number of funds that invest in collective trust funds, stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

3.   Master Trust Investments

The Plan had an 18% and 16% interest in the Master Trust at December 31, 2016 and 2015, respectively.

The net assets of the Master Trust were:

	2016	2015
Investments at fair value:
Collective trusts	$190,961,127	$47,705,744
Ingredion common stock	49,936,640	35,653,151
Mutual funds	232,266,786	290,541,491
Money market mutual funds	1,480,919	5,886,687
Total investments at fair value	474,645,472	379,787,073
Cash and cash equivalents	3,241,574	—
Net assets	$477,887,046	$379,787,073
Plan's interest therein	$84,917,411	$60,294,175

The Master Trust’s investment income for the year ended December 31, 2016 is summarized as follows:

Net appreciation in fair value of investments	$38,363,125
Dividend and interest income	5,403,472
Investment Income	$43,766,597
Plan's interest therein	$7,777,081

(Continued)

P. 8

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

December 31, 2016 and 2015

Notes to Financial Statements, continued

3.   Master Trust Investments, continued

Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2016 and 2015 are summarized below:

	Fair Value Measurements
	at December 31, 2016
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$232,266,786	$—	$—	$232,266,786
Company common stock	49,936,640	—	—	49,936,640
Money market mutual funds	—	1,480,919	—	1,480,919
Total assets in fair value hierarchy	282,203,426	1,480,919	—	283,684,345
Investments measured at net asset value ᵃ	—	—	—	190,961,127
Investments at fair value	$282,203,426	$1,480,919	$—	$474,645,472

	Fair Value Measurements
	at December 31, 2015
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$290,541,491	$—	$—	$290,541,491
Company common stock	35,653,151	—	—	35,653,151
Money market mutual funds	—	5,886,687	—	5,886,687
Total assets in fair value hierarchy	326,194,642	5,886,687	—	332,081,329
Investments measured at net asset value ᵃ	—	—	—	47,705,744
Investments at fair value	$326,194,642	$5,886,687	$—	$379,787,073

(a)

In accordance with FASB Accounting Standard Codification Topic 820, Fair Value Measurement, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total net assets presented in the Master Trust footnote.

There were no transfers between Level 1 and Level 2 investments during 2016.

(Continued)

P. 9

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

December 31, 2016 and 2015

Notes to Financial Statements, continued

4.   Party in Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2016, fees were paid by the Plan to an affiliate of the Trustee. Investment management fees are paid by the Plan to investment managers which are parties in interest and these expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.

The Master Trust had $49,936,640 and $35,653,151 at December 31, 2016 and 2015, respectively, in Ingredion Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust had 399,621 and 372,007 shares of Ingredion Common Stock at December 31, 2016 and 2015, respectively. The Master Trust earned dividend income of $749,411 on the Ingredion Incorporated common stock during the year ended December 31, 2016. These transactions also qualify as party-in-interest transactions. The Plan also allows participants to take loans from their accounts in the Plan. These transactions also qualify as party-in-interest transactions and totaled $5,170,770 and $4,490,366 at December 31, 2016 and 2015, respectively.

5.   Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 4, 2014, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.   Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7.   Transfer of Assets

Throughout the year, employees may transfer to various positions within the Company. This may result in a transfer to or from the Plan to another plan sponsored by the Company. This is shown as a transfer to or from the Plan on the Statement of Changes in Net Assets Available for Benefits.

P. 10

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

Name of Plan Sponsor:	Ingredion Incorporated
Employer identification number:	22-3514823
Three-digit plan number:	004

(a)	(b)	(c)	(d)	(e)
Description of Investment Including
	Identify of Issue, Borrower, Lessor, or	Maturity Date, Rate of Interest,		Current
	Similar Party	Collateral, Par of Maturity Value	Cost	Value

*	Notes receivable from participants	Notes bearing interest at rates ranging from 3.25% to 9.25%, and maturing through to 2031	#	$5,170,770
$5,170,770

*	Denotes a party in interest to the Plan
#	All investments are participant-directed; therefore, historical cost information is not required.

P. 11

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingredion Incorporated
Retirement Savings Plan for
Hourly Employees

Date: June 29, 2017	By:	/s/ Colleen Houlihan
Name: Colleen Houlihan
Title: Plan Administrator

P. 12

EXHIBIT INDEX

Exhibit Number	Description of Documents

23.1	Consent of Independent Registered Public Accounting Firm

P. 13